                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                                16 December 2002

                               PREMIER FARNELL PLC

                             PREMIER FARNELL PLC
                (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire

                              LSi2 2QQ, England
                   (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   [X]          Form 40-F [ ]


      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes [ ]                 No  [X]

         If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                PREMIER FARNELL PLC
                                                    (Registrant)


      Date:   December 16, 2002  By:            /s/ Steve Webb
                                                ---------------------
                                                Steven John Webb
                                                GROUP COMPANY SECRETARY &
                                                GENERAL COUNSEL

PREMIER FARNELL PLC                                    12th December 2002

                      THIRD QUARTER AND NINE MONTHS RESULTS

                     FOR THE PERIOD ENDED 3RD NOVEMBER 2002

KEY FINANCIALS, LMILLION

                             Third        Third         Nine        Nine
                            Quarter      Quarter       Months      Months
                             2002/3       2001/2       2002/3      2001/2
                               Lm           Lm           Lm          Lm
Sales                        189.2        200.1        581.8       606.6
Profit before taxation,
goodwill amortisation         17.3         18.7         51.4        56.1
and loss on business
disposals
Adjusted earnings per         3.0P         2.3p         8.4P        7.0p
share


KEY FINANCIALS, $MILLION

                               $m           $m           $m          $m
                          (L1 = $1.56) (L1 = $1.45) (L1 = $1.51) (L1 = $1.43)
Sales                        295.2        290.1        878.5       867.4
Profit before taxation,
goodwill amortisation         27.0         27.1         77.6        80.2
and loss on business
disposals
Adjusted earnings per        $0.047       $0.033       $0.127      $0.100
share

                             NINE MONTHS HIGHLIGHTS

-    Nine month operating margin 10.9%

-    Adjusted earnings per share up 20%

-    Gross margins remain robust

-    Strong cash performance with operating cash flow 116% of operating profit

- eCommerce sales up 17% and represent 8% of Marketing and Distribution Division sales

-    10 new eProcurement partnerships and 31 trading websites in the Group


" WE HAVE SEEN SALES AND PROFITS INCREASE OVER THE PRECEDING QUARTER AND, DESPITE TESTING MARKET CONDITIONS, WE HAVE PRODUCED A ROBUST PERFORMANCE IN THE LAST 18 MONTHS. WE HAVE CONTINUED TO DEVELOP BUSINESS WITH MAJOR CUSTOMERS IN ALL OUR MARKETS, THE MOST IMPORTANT AGREEMENT BEING THE L40MILLION, 5 YEAR CONTRACT WITH VAUXHALL IN THE UK. THIS MARKS A SIGNIFICANT STEP IN THE COMPANY'S PROGRESS."

"OUR INVESTMENT PROGRAMME CONTINUES TO DELIVER EXCELLENT GROWTH IN TERMS OF ECOMMERCE, THROUGH WEBSITES AND EPROCUREMENT PARTNERSHIPS. IN EARLY NOVEMBER, WE ACHIEVED A MAJOR MILESTONE AS OUR CHALLENGE PROGRAM SOFTWARE WENT LIVE IN FARNELL IN THE UK. THIS WILL DRAMATICALLY IMPROVE OUR ABILITY TO UNDERSTAND AND SATISFY OUR CUSTOMERS AND DRIVE SALES. IMPLEMENTATION IN NEWARK WILL TAKE
PLACE EARLY NEXT YEAR."

"WE ARE ENCOURAGED BY OUR SUCCESSES AND REMAIN CONFIDENT THAT OUR STRATEGIC INITIATIVES WILL DELIVER SIGNIFICANT PROGRESS WHEN MARKET CONDITIONS IMPROVE."

JOHN HIRST, GROUP CHIEF EXECUTIVE

For further information, contact:

PREMIER FARNELL PLC

John Hirst Group CEO                        +44(0) 20 7851 4100
Andrew Fisher Group Finance Director        +44(0) 20 7851 4100
Nicholas Ross Group Director,               +44(0) 20 7851 4100
Communications

Richard Mountain                            +44(0) 20 7269 7291
at Financial Dynamics (UK)

Andrew Saunders                             + 1 212 889 4350
at Taylor Rafferty (NA)



A conference call for institutional investors and analysts will be held at 4.00 pm, UK time, on 12th December. To obtain details please call Financial Dynamics or Taylor Rafferty.

Premier Farnell's announcements and presentations are published on the Internet at www.premierfarnell.com, together with business information, the 2002 Annual Report and Accounts and links to all other Group web sites.

PREMIER FARNELL PLC

                       CHAIRMAN'S STATEMENT ON RESULTS FOR
                        THE THIRD QUARTER AND NINE MONTHS
                             ENDED 3RD NOVEMBER 2002

Premier Farnell, the leading global marketer and distributor of electronic components and industrial products, announces its results for the third quarter and nine months ended 3rd November 2002.

FINANCIAL RESULTS

-    GROUP SALES

Group sales in the nine months were L581.8million. Sales were up 0.7%, compared to last year, including the benefit of Buck & Hickman, after taking into account the impact of exchange rates. Third quarter sales were L189.2million. These sales were up 0.2% compared to last year and 1.2% above the second quarter.

NOTE: All growth rates are quoted throughout for continuing businesses and like periods at constant exchange rates

-    MARGINS

Gross margins remained robust in all businesses and costs continue to be tightly controlled. Operating profits for the first nine months were L63.2million (2001/2: L67.4million) before goodwill amortisation, with an operating margin before goodwill amortisation of 10.9% (2001/2: 11.1%). In the third quarter, Group operating profits were L21.3 million (2001/2: L23.0million), up from L19.5million in the second quarter. Group operating margin of 11.3% in the third quarter compared to 10.4% in the second quarter and 11.5% in the third quarter last year. The operating margin in the Marketing and Distribution Division was 11.4% in the nine month period (2001/2: 11.5%) and 11.8% in the third quarter (2001/2: 11.3%).

Weakness of the US dollar against sterling in the first nine months resulted in an adverse currency translation effect on turnover and pre-tax profit of L13.1million and L0.4million, respectively and of L6.8million and L0.2million in the third quarter. The net interest charge for the first nine months of L11.8million (2001/2: L11.3million) was covered 5.4 times by profit before interest, goodwill amortisation and loss on disposal of a business.

-    Profit Before Tax

Profit before tax and goodwill amortisation in the third quarter was L17.3million compared with L18.7million in the same period last year. For the nine month period, profit before tax was L51.4million (2001/2: L56.1million), before goodwill amortisation and loss on disposal of a business.

-    DISPOSAL

The nine month results reflect the disposal, in the second quarter, of D-A Lubricants. This resulted in a loss before tax on the disposal of L4.9million, including L2.6million of goodwill previously eliminated against reserves.

-    CAPITAL RESTRUCTURING

As described in the September 2002 half-year statement, the Company created a special right, for a limited period, for Preference Shareholders to convert their Cumulative Redeemable Preference Shares into Ordinary Shares, at an enhanced conversion rate. The offer resulted in 70% of the Company's Preference Shares being converted and 89.8million new Ordinary Shares arising from the conversion were placed in the market. The conversion has increased earnings per share and reduced financial gearing. It will also improve cash flow by more than L9million this year, enhance dividend cover and provide a more balanced capital structure. The number of ordinary shares now in issue is 362.4million. In addition, following the conclusion of the special conversion right, the Company acquired 644,000 Preference Shares in the market for cancellation, at a cost of L8.3million. The total number of Preference Shares in issue at 3rd November 2002 was 7.8million.

- EARNINGS PER SHARE

Earnings per share for the nine months were 8.4 pence (2001/2: 7.0 pence), up 20%, before amortisation of goodwill and the disposal referred to above. This improvement reflects the conversion of Preference Shares to Ordinary Shares and the consequent reduction in the preference dividend in the nine months to L9.1million (2001/2: L19.6million).

-    BALANCE SHEET AND CASH FLOW

Net debt was L216.6 million, down from L236.4 million at the end of January 2002, principally due to the movement in exchange rates. Operating cash flow in the nine months was 116% of operating profit before goodwill amortisation. Working capital remains stable and under tight control.

OPERATIONS

-    MARKET OVERVIEW

The Group's main markets are in North America, Europe, Australasia and Asia. As widely reported, world-wide industrial activity continues to be weak and customers in the electronics sector have reduced staff and curtailed spending. In other industries served, indirect material purchasing was kept under tight control, freezes on expenditure were implemented for short periods and traditional holiday shut downs extended.

Major customers continue to examine different methods of reducing the total cost of procurement of indirect materials and in this environment the Group has successfully marketed its wide range of services and electronic solutions to these customers.

MARKETING AND DISTRIBUTION DIVISION (MDD)
Newark Electronics, Farnell, Buck & Hickman, CPC and MCM


                   3RD QTR       3RD QTR      9 MONTHS       9 MONTHS
                   2002/3        2001/2        2002/3         2001/2
                     LM            LM            LM             LM
Sales               165.9         172.0         505.0         515.4
Op Profit           19.5          19.4          57.6           59.2
Return on sales     11.8%         11.3%         11.4%         11.5%


NOTE: ALL GROWTH RATES ARE QUOTED THROUGHOUT FOR CONTINUING BUSINESSES AND LIKE PERIODS AT CONSTANT EXCHANGE RATES.

Divisional sales in the nine month period were L505.0million. Sales were 0.6% above the same period last year. Return on sales in the nine month period was 11.4%, supported by cost containment this year and the cost reduction programme implemented last year. In the third quarter, sales were L165.9 million.

These sales were up 1.7% compared to the second quarter and up marginally on the third quarter last year.

Divisional sales have remained stable over the last five quarters despite difficult market conditions. Group research confirms that the division continues to gain share in most markets. Small competitors find it hard to match the division's wide product range, eCommerce capability and added value services. Focused direct mail and customer stockroom management programmes have continued through the quarter, both of which help to develop sales and build strong, long-term relationships with customers.

-    THE AMERICAS


                   3RD QTR       3RD QTR      9 MONTHS       9 MONTHS
                   2002/3        2001/2        2002/3         2001/2
                     LM            LM            LM             LM
Sales               77.9          86.7          242.7         288.3
Op Profit            8.4           9.5          25.5           29.1
Return on sales     10.8%         11.0%         10.5%         10.1%

NOTE: ALL GROWTH RATES ARE QUOTED THROUGHOUT FOR CONTINUING BUSINESSES AND LIKE PERIODS AT CONSTANT EXCHANGE RATES.

Sales in the Americas in the nine month period were L242.7million, down 12.0% compared to last year, while third quarter sales were up 2.2% over the second quarter. Gross margin was again maintained and operating profit for the nine months was L25.5million, producing a margin of 10.5%. Exchange rate changes reduced the Americas operating profit by L1million in the nine months compared to last year.

Sales improved in September from the summer levels, but the US Government annual budget release expected in October for the new financial year is now unlikely to occur before January 2003. This resulted in slightly softer sales in October at Newark. Penetration of the Mexican market, through the new office opened earlier this year, is progressing steadily as relationships with important customers develop. The local third party warehouse, stocking a limited range of fast moving products, will be available shortly. Sales in Brazil increased in the quarter despite the difficult economic conditions.

MCM sales declined in the nine month period by 7.2% compared to last year and third quarter sales were 3.1% below the third quarter last year. A new catalogue was issued in September and the decision to focus on growing market segments has begun to generate results.

-    EUROPE AND ASIA PACIFIC


                   3RD QTR       3RD QTR      9 MONTHS       9 MONTHS
                   2002/3        2001/2        2002/3         2001/2
                     LM            LM            LM             LM
Sales               88.0          85.3          262.3         227.1
Op Profit           11.1           9.9          32.1           30.1
Return on sales     12.6%         11.6%         12.2%         13.3%

NOTE: ALL GROWTH RATES ARE QUOTED THROUGHOUT FOR CONTINUING BUSINESSES AND LIKE PERIODS AT CONSTANT EXCHANGE RATES.


Europe and Asia Pacific sales were L262.3million in the nine month period, up 15.9% over last year, including Buck & Hickman. Third quarter sales were 1.2% above the second quarter and 3.7% above the third quarter last year. Gross margin was maintained and operating profit for the quarter was L11.1million, producing an operating margin of 12.6%, up from 12.1% in the second quarter. Buck & Hickman sales in the nine months were L72.0million (2001/2: L30.6million
- acquired in July 2001).

UK sales were L180.9million in the nine month period, up 24.9% compared to last year (down 4.7% excluding Buck & Hickman). Third quarter sales were up 1.8% over the second quarter and 2.4% above the third quarter last year. These increases reflect the improving performance of CPC and Buck & Hickman. Recent contract wins are beginning to generate sales to offset weakness in telecommunications and other electronics manufacturing segments, which experienced significant declines against last year. Exports performed strongly, with nine month sales up 27.7% over last year.

Buck & Hickman sales improved during the third quarter, increasing 5.8% over last year and 0.5% over the second quarter. Greater focus and careful targeting of market segments and major customers are delivering results in a weak manufacturing environment. CPC maintained its momentum, with sales for the nine month period being 10.6% above the same period last year and third quarter sales 12.3% ahead of the same period last year. CPC's full trading website went live in September.

Mainland European sales in the nine month period were down 3.5% compared with last year. Third quarter sales were 3.2% above the third quarter last year and stable against the second quarter. The main markets of Germany and France were badly affected by local economic conditions and third quarter sales were 1.5% and 8.9% down respectively, compared to the second quarter as the electronics industry continued to reduce activity. However, sales in other European countries were up 3.9% in the third quarter, compared to the second quarter. Business in Nordic countries, in particular, has begun to improve. Geographic expansion has continued during the quarter with the opening of an Austrian branch office. The new distribution centre, in Liege, Belgium, opened in September supplying complete orders to Spain, Portugal and Holland. The product range and coverage will be expanded next year.

In all European countries, and especially in the UK, Germany and France, significant progress has been made in winning and developing partnerships with major customers. The extension of product ranges and introduction of new services have provided platforms for developing national and international relationships, which are expected to have significant long term potential.

Asian sales were up 8.1% in the nine month period, compared to last year, while third quarter sales were 13.2% above the second quarter. The market in Asia has been improving throughout this year, although it remains erratic. In Australia, sales have remained stable, showing little change on the previous year.

MARKETING AND DISTRIBUTION DIVISION - NINE MONTH REVIEW OF PROGRESS

-    KEY ACCOUNTS

Sales to national accounts for the nine month period at Newark in North America were up 1% over last year, but in the third quarter were 7% above the third quarter last year. At Newark, key account customers reached 12% of total sales and in Europe and Asia Pacific 11% of sales.

In North America, the supply agreement with the US Government, signed in May this year, is beginning to contribute, with sales in the third quarter increasing 13% over the second quarter. Newark received a prestigious Supplier Excellence Award in the quarter from Honeywell FM&T for wide ranging technical support during the introduction of the eProcurement system, the overall quality and responsiveness of Newark staff and accuracy and delivery of products.

The division's ability to help customers reduce the total cost of their indirect materials procurement has resulted in a number of new agreements. In October 2002, Buck & Hickman announced a L40million, five year, indirect materials and consumables supply contract with Vauxhall's Ellesmere Port facility in the UK. It was won against stiff competition and achieved because of the unmatched range of 240,000 products available in the UK and the vendor managed inventory system proposed. As a result, Buck & Hickman and Farnell will replace several hundred suppliers to Vauxhall and provide regular usage reports to local management.

The UK Universities National Working Party on Electronic Components (NUWPEC) has extended its agreement with Farnell and CPC for a further two years until 2004 and the Buck & Hickman product range has now been included.

-    eCOMMERCE

Divisional electronic sales have increased by 17.2% in the nine month period over last year, by 26% in the third quarter over the same period last year and are currently at an annualised rate of L52million. Newark's electronic sales increased 14% in the nine months, while sales to eProcurement partnerships were up 52% over last year.

Websites

New websites have been introduced for Newark in Mexico with local pricing to support the new business. A US Government website was similarly developed and launched with its own contract pricing to facilitate buying by Government purchasing agents.

Farnell now has 23 operational websites and sales through this channel have doubled in the nine month period over last year, with Nordic countries, in particular, showing significant growth. Growth in website sales in October was 150% over last year, reflecting the continuing improvements in functionality. Both Buck & Hickman and CPC introduced transaction websites during the quarter and the CPC site has already shown major growth.

eProcurement

Larger customers continue to focus on reducing the total cost of procurement of indirect materials. A further ten eProcurement partnerships went live in the third quarter, with organisations such as Avery Dennison, National Gypsum and Transco. Texas Instruments has agreed an eProcurement partnership with the Marketing and Distribution Division and the system has been introduced in the US, UK, France and Germany simultaneously.

The Marketing and Distribution Division further demonstrated its leadership in eProcurement with invitations for Newark executives to become members of the Commerce One and Oracle Supplier Advisory Boards. Newark has also been given "recommended supplier status" for new users of these systems.

-    CHALLENGE PROGRAM

The individual parts of the Challenge Program's front office suite of software have been in use for some twelve months on a stand-alone basis. In early November 2002, the integrated suite was successfully implemented in the Farnell call centre in the UK and, as training continues, it is expected to facilitate significant improvements in customer service and marketing. Orders placed through all channels, including those from websites, and all customer contacts are now visible in the Siebel customer relationship management system. From data analysis, outbound telesales campaigns can now be directed in response to specific customer needs and behaviours.

It is planned that the Newark call centres and all branches will have the integrated system implemented in the first quarter of next year.

INDUSTRIAL PRODUCTS DIVISION

                   3RD QTR       3RD QTR      9 MONTHS       9 MONTHS
                   2002/3        2001/2        2002/3         2001/2
                     LM            LM            LM             LM
Sales:
Continuing          23.3          24.0          71.4           72.3
businesses            -            4.1           5.4           18.9
Businesses sold

Op Profit            3.7           5.5          11.3           14.0
Return on sales     15.9          19.6%         14.7          15.4%


NOTE: ALL GROWTH RATES ARE QUOTED THROUGHOUT FOR CONTINUING BUSINESSES AND LIKE PERIODS AT CONSTANT EXCHANGE RATES.

-    AKRON BRASS

Sales in the year to date were up 1.7% compared to last year, with sales to original equipment manufacturers in the US staying stable. International sales increased slightly while other markets remained similar to previous quarters.

-    TPC WIRE AND CABLE

Sales declined 2.2% in the nine month period compared to last year and third quarter sales were 8.6% below the second quarter. Projects in the automotive market in the US and Mexico have slowed, while telesales targeted at new market areas such as mining and food industries have achieved improved sales.

-    KENT

Kent sales were below last year by 0.4% in the nine month period, reflecting the difficult market conditions across Europe. Restructuring of the sales force, to a salary-based scheme from a commission base, has been completed. Sales productivity levels have increased, with sales already showing improvement in countries converted early in the programme.

OUTLOOK

The Group has increased sales and profits over the preceding quarter despite the testing market conditions. This is the result of firm action on costs and focus on specific segments. Many of our markets remain subdued, in particular North America, and the Group continues to be managed on the basis of there being no short-term improvement.

However, the Group has achieved a significant milestone in the Challenge Program, has increased sales to major customers, extended market share and shown eCommerce to be an effective channel for enhancing sales. All these factors provide firm evidence that the Group is well positioned for growth when market conditions improve.

SIR MALCOLM BATES

Chairman

12 December 2002

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This press release contains certain forward-looking statements relating to the business of the Group and certain of its plans and objectives, including, but not limited to, future capital expenditures, future ordinary expenditures and future actions to be taken by the Group in connection with such capital and ordinary expenditures, the introduction of new information technology and e-commerce platforms, the expected benefits and future actions to be taken by the Group in respect of certain sales and marketing initiatives, operating efficiencies and economies of scale. By their nature forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Actual expenditures made and actions taken may differ materially from the Group's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Group. These factors include, but are not limited to, the implementation of cost-saving initiatives to offset current market conditions, integration of new personnel and new information systems, continued use and acceptance of e-commerce programs and systems and the impact on other distribution systems, the ability to expand into new markets and territories, the implementation of new sales and marketing initiatives, changes in demand for electronic, electrical, electromagnetic and industrial products, rapid changes in distribution of products and customer expectations, the ability to introduce and customers' acceptance of new services, products and product lines, product availability, the impact of competitive pricing, fluctuations in foreign currencies, and changes in interest rates and overall market conditions, particularly the impact of changes in world-wide and national economies.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the third quarter and nine months ended 3rd November 2002

                                                   2002/3        2001/2         2002/3       2001/2      2001/2
                                                    THIRD         Third           NINE         Nine        Full
                                                  QUARTER       quarter         MONTHS       months        year
                                                UNAUDITED     unaudited      UNAUDITED     unaudited     audited
                                     Notes             LM            Lm             LM           Lm          Lm
                                                ----------------------------------------------------------------

TURNOVER                               1            189.2         200.1          581.8        606.6       806.4
                                                ---------------------------------------------------------------
OPERATING PROFIT
                                                ---------------------------------------------------------------
- before amortisation of goodwill                    21.3          23.0           63.2         67.4        88.4
- amortisation of goodwill                           (0.7)         (0.7)          (2.0)        (0.9)       (1.5)
                                                ---------------------------------------------------------------
                                       1             20.6          22.3           61.2         66.5        86.9
Loss on disposal of businesses         2                 -             -          (4.9)       (11.0)      (11.0)
Interest                                             (4.0)         (4.3)         (11.8)       (11.3)      (15.9)
                                                ---------------------------------------------------------------
PROFIT BEFORE TAXATION                               16.6          18.0           44.5         44.2        60.0
Taxation                               3            (5.0)         (5.9)         (14.5)       (17.4)      (21.4)
                                                ---------------------------------------------------------------
PROFIT AFTER TAXATION                                11.6          12.1           30.0         26.8        38.6
Preference dividend                                  (1.6)         (6.5)          (9.1)       (19.6)      (26.1)
                                                ---------------------------------------------------------------
PROFIT ATTRIBUTABLE TO ORDINARY
  SHAREHOLDERS                                       10.0           5.6           20.9          7.2        12.5
Ordinary dividend                                       -             -          (14.5)       (10.9)      (24.5)
                                                ---------------------------------------------------------------
RETAINED PROFIT/(LOSS)                               10.0           5.6            6.4         (3.7)      (12.0)
                                                ---------------------------------------------------------------
EARNINGS PER SHARE                     4
Basic

  Before amortisation of goodwill and                 3.0P          2.3p           8.4P         7.0p        9.2p
disposals

  After amortisation of goodwill  and                 2.9P          2.0p           6.5P         2.6p        4.6p
disposals

Diluted

  Before amortisation of goodwill and                 2.9P          2.3p           8.3P         7.0p        9.2p
disposals

  After amortisation of goodwill and                  2.9P          2.0p           6.5P         2.6p        4.6p
disposals


STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the nine months ended 3rd November 2002

                                                               2002/3      2001/2      2001/2
                                                                 NINE        Nine        Full
                                                               MONTHS      months        year
                                                             UNAUDITED  unaudited     audited
                                                                   LM          Lm          Lm
                                                             --------------------------------
Profit for the period                                            30.0        26.8        38.6
Currency translation adjustment                                  (1.3)       (0.8)       (1.3)
                                                             --------------------------------
Total recognised gains for the period                            28.7        26.0        37.3
                                                             --------------------------------

Consolidated Profit and Loss Account

For the third quarter and nine months ended 3rd November 2002

                                                   2002/3       2001/2        2002/3       2001/2      2001/2
                                                    THIRD        Third          NINE         Nine       Full
                                                  QUARTER      quarter        MONTHS       months       year
                                                UNAUDITED     unaudited     UNAUDITED     unaudited     audited
                                     Notes             $M           $m            $M           $m         $m
                                                --------------------------------------------------------------
TURNOVER                               1            295.2        290.1         878.5        867.4      1,153.2
                                                --------------------------------------------------------------
OPERATING PROFIT
                                                --------------------------------------------------------------
- before amortisation of goodwill                    33.2         33.3          95.4         96.4      126.4
- amortisation of goodwill                          (1.1)        (1.0)         (3.0)        (1.3)      (2.1)
                                                --------------------------------------------------------------
                                       1             32.1         32.3          92.4         95.1      124.3
Loss on disposal of businesses         2                -            -         (7.4)       (15.7)      (15.7)
Interest                                            (6.2)        (6.2)        (17.8)       (16.2)      (22.8)
                                                --------------------------------------------------------------
PROFIT BEFORE TAXATION                               25.9         26.1          67.2         63.2       85.8
Taxation                               3            (7.8)        (8.6)        (21.8)       (24.9)      (30.6)
                                                --------------------------------------------------------------
PROFIT AFTER TAXATION                                18.1         17.5          45.4         38.3       55.2
Preference dividend                                 (2.5)        (9.4)        (13.8)       (28.0)      (37.3)
                                                --------------------------------------------------------------
PROFIT ATTRIBUTABLE TO ORDINARY
  SHAREHOLDERS                                       15.6          8.1          31.6         10.3       17.9
Ordinary dividend                                       -            -        (21.9)       (15.6)      (35.0)
                                                --------------------------------------------------------------
RETAINED PROFIT/(LOSS)                               15.6          8.1           9.7        (5.3)      (17.1)
                                                --------------------------------------------------------------

EARNINGS PER SHARE                     4
Basic

  Before amortisation of goodwill                  $0.047       $0.033        $0.127       $0.100      $0.132
and disposals
  After amortisation of goodwill                   $0.045       $0.029        $0.098       $0.037      $0.066
and disposals

Diluted

  Before amortisation of goodwill                  $0.045       $0.033        $0.125       $0.100      $0.132
and disposals
  After amortisation of goodwill                   $0.045       $0.029        $0.098       $0.037      $0.066
and disposals

The translation of sterling
into US dollars has been
presented for convenience
purposes only using the
following exchange rates:

                                                     1.56         1.45          1.51         1.43        1.43


Consolidated Balance Sheet

As at 3rd November 2002


                                                           3RD              28th            3rd
                                                      NOVEMBER           October        February
                                                          2002              2001           2002
                                                      UNAUDITED        unaudited        audited
                                           Notes          LM                Lm             Lm
                                                      -------------------------------------------
FIXED ASSETS

   Intangible assets                                      49.1             52.8            51.1
   Tangible assets                                       109.8            113.2           114.1
   Interests in own shares                                 0.2              0.6             0.5
                                                      -------------------------------------------
                                                         159.1            166.6           165.7
                                                      -------------------------------------------

CURRENT ASSETS

   Stocks                                                147.6            159.6           152.9
   Debtors - due within one year                         127.8            140.8           132.1
           - due after one year                           83.9             84.2            87.0
   Cash and short term deposits                           38.1             35.5            28.1
                                                      -------------------------------------------
                                                         397.4            420.1           400.1
                                                      -------------------------------------------
CREDITORS DUE WITHIN ONE YEAR

   Loans and overdrafts                                 (101.2)           (43.0)          (23.0)
   Other                                                (149.8)          (168.5)         (145.6)
                                                      -------------------------------------------
                                                        (251.0)          (211.5)         (168.6)
                                                      -------------------------------------------
NET CURRENT ASSETS                                       146.4            208.6           231.5
                                                      -------------------------------------------

TOTAL ASSETS LESS CURRENT LIABILITIES                    305.5            375.2           397.2
CREDITORS DUE AFTER ONE YEAR
   Loans                                                (153.5)          (221.3)          (241.5)

PROVISIONS FOR LIABILITIES AND              5            (41.5)           (33.5)           (44.2)
                                                      -------------------------------------------
CHARGES

NET ASSETS                                               110.5            120.4           111.5
                                                      -------------------------------------------
EQUITY SHAREHOLDERS' FUNDS                               (17.2)          (361.6)         (375.2)
NON-EQUITY SHAREHOLDERS' FUNDS                           127.7            481.7           486.7
TOTAL SHAREHOLDERS' FUNDS                                110.5            120.1           111.5
                                                      -------------------------------------------
EQUITY MINORITY INTEREST                                     -              0.3               -
                                                      -------------------------------------------
                                                         110.5            120.4           111.5
                                                      -------------------------------------------


Movement in Shareholders' Funds

For the nine months ended 3rd November 2002

                                                  2002/3      2001/2        2001/2
                                                    NINE        Nine          Full
                                                  MONTHS      months          year
                                               UNAUDITED    unaudited      audited
                                      Notes           LM          Lm            Lm
                                               ------------------------------------
Profit after taxation                               30.0        26.8          38.6
Dividends - preference                              (9.1)      (19.6)        (26.1)
          - ordinary                               (14.5)      (10.9)        (24.5)
                                               ------------------------------------
                                                     6.4        (3.7)        (12.0)
New share capital subscribed                         0.5           -           0.2
Purchase of own preference shares       7           (8.3)           -             -
Preference share conversion costs       7           (0.9)           -             -
Goodwill reinstated on disposal of      2            2.6        25.6          25.6
businesses
Currency translation adjustment                     (1.3)        (0.8)         (1.3)
                                               ------------------------------------
NET CHANGE IN SHAREHOLDERS' FUNDS                   (1.0)        21.1          12.5
Opening shareholders' funds                        111.5         99.0          99.0
                                               ------------------------------------
CLOSING SHAREHOLDERS' FUNDS                        110.5        120.1         111.5
                                               ------------------------------------

Consolidated Balance Sheet

As at 3rd November 2002

                                            3RD             28th                 3rd
                                       NOVEMBER          October            February
                                           2002             2001                2002
                                      UNAUDITED         unaudited            audited
                                             $M               $m                  $m
                                      -----------------------------------------------
FIXED ASSETS
   Intangible assets                       76.6              75.5              72.0
   Tangible assets                        171.3             161.9             160.9
   Interests in own shares                  0.3               0.8               0.7
                                      -----------------------------------------------
                                          248.2             238.2             233.6
                                      -----------------------------------------------

CURRENT ASSETS

   Stocks                                 230.3             228.2             215.6
   Debtors - due within one               199.4             201.4             186.2
year

       - due after one year               130.9             120.4             122.7
   Cash and short term deposits            59.4              50.8              39.6
                                      -----------------------------------------------
                                          620.0             600.8             564.1
                                      -----------------------------------------------
CREDITORS DUE WITHIN ONE YEAR

   Loans and overdrafts                  (157.9)            (61.5)            (32.4)
   Other                                 (233.7)           (241.0)           (205.3)
                                      -----------------------------------------------
                                         (391.6)           (302.5)           (237.7)
                                      -----------------------------------------------
NET CURRENT ASSETS                        228.4             298.3             326.4
                                      -----------------------------------------------
TOTAL ASSETS LESS CURRENT                 476.6             536.5             560.0
LIABILITIES

CREDITORS DUE AFTER ONE YEAR

   Loans                                 (239.5)           (316.5)           (340.5)

PROVISIONS FOR LIABILITIES AND            (64.7)            (47.9)            (62.3)
                                      -----------------------------------------------
CHARGES

NET ASSETS                                172.4             172.1             157.2
                                      -----------------------------------------------
EQUITY SHAREHOLDERS' FUNDS                (26.8)           (517.1)           (529.0)
NON-EQUITY SHAREHOLDERS' FUNDS            199.2             688.8             686.2
                                      -----------------------------------------------
TOTAL SHAREHOLDERS' FUNDS                 172.4             171.7             157.2
EQUITY MINORITY INTEREST                   --                 0.4              --
                                      -----------------------------------------------
                                          172.4             172.1             157.2
                                      -----------------------------------------------

The translation of sterling
into US dollars has been
presented for convenience
purposes only using the
following period-end                       1.56              1.43              1.41
exchange rates:


Summarised Cash Flow Statement

For the third quarter and nine months ended 3rd November 2002


                                                2002/3             2001/2            2002/3          2001/2             2001/2
                                                 THIRD              Third            NINE              Nine              Full
                                                QUARTER             quarter          MONTHS           months              year
                                               UNAUDITED           unaudited        UNAUDITED        unaudited          audited
                                        Notes       LM               Lm                 LM              Lm                Lm
                                               --------------------------------------------------------------------------------
Operating profit                                  20.6              22.3              61.2              66.5              86.9
Depreciation and non-cash items                    2.8               2.6               9.3               7.2               8.9
Working capital                                    0.4               6.7               3.1               4.6              11.3
                                               --------------------------------------------------------------------------------
NET CASH INFLOW FROM OPERATING
  ACTIVITIES                                      23.8              31.6              73.6              78.3             107.1

Interest                                          (0.5)             (0.5)             (8.1)             (7.5)            (15.6)
Preference dividends                              --                --                (7.5)            (13.1)            (26.1)
Taxation paid                                     (4.6)             (4.2)            (11.1)            (19.4)            (27.4)
Purchase of tangible fixed assets                 (6.3)             (5.5)            (15.1)            (20.7)            (24.8)
Sale of tangible fixed assets                      0.1               0.5               0.4               0.7               1.3
Purchase of own ordinary shares                   --                --                --                (0.6)             (0.6)
Purchase of business                              --                (0.4)             --               (65.9)            (66.0)
Purchase of minority interests                    --                --                --                --                (0.3)
Disposal of businesses (net of costs)             --                (0.5)              3.2              27.9              27.5
Ordinary dividends paid                          (14.5)            (10.9)            (28.1)            (24.5)            (24.5)
                                               --------------------------------------------------------------------------------
CASH (OUTFLOW)/INFLOW BEFORE USE OF
  LIQUID RESOURCES AND FINANCING                  (2.0)             10.1               7.3             (44.8)            (49.4)

Decrease in short term deposits
    with banks                                    --                --                --                16.3              16.3
Issue of ordinary shares                          --                --                 0.5              --                 0.2
Purchase of own preference                        --                --                (8.3)             --                --
shares
Preference share conversion                       --                --                (0.9)             --                --
costs
New bank loan                                      6.0              --                23.0              48.0              48.0
Repayment of bank loan                            --                (5.0)            (10.0)             (5.0)            (11.0)
                                               --------------------------------------------------------------------------------
INCREASE IN CASH                                   4.0               5.1              11.6              14.5               4.1
                                               --------------------------------------------------------------------------------
RECONCILIATION OF NET DEBT

Net debt at beginning of                                                            (236.4)           (179.2)           (179.2)
period
Increase in cash                                                                      11.6              14.5               4.1
Decrease in short term                                                                --               (16.3)            (16.3)
deposits
Increase in debt                                                                     (13.0)            (43.0)            (37.0)
Exchange movement                                                                     21.2              (4.8)             (8.0)
                                                                                   --------------------------------------------
NET DEBT AT END OF PERIOD            6                                              (216.6)           (228.8)           (236.4)
                                                                                   --------------------------------------------

Summarised Cash Flow Statement

For the third quarter and nine months ended 3rd November 2002

                                           2002/3    2001/2      2002/3     2001/2   2001/2
                                            THIRD     Third        NINE       Nine     Full
                                          QUARTER   quarter      MONTHS     months     year
                                        UNAUDITED  unaudited  UNAUDITED  unaudited  audited
                                               $M        $m          $M         $m       $m
                                        ---------------------------------------------------
Operating profit                             32.1      32.3        92.4       95.1    124.3
Depreciation and non-cash                     4.3       3.8        14.0       10.3     12.7
items
Working capital                               0.7       9.7         4.7        6.6     16.2
                                        ---------------------------------------------------
NET CASH INFLOW FROM OPERATING               37.1      45.8       111.1      112.0    153.2
ACTIVITIES

Interest                                    (0.8)     (0.7)      (12.2)     (10.7)   (22.3)
Preference dividends                            -         -      (11.3)     (18.7)   (37.3)
Taxation paid                               (7.2)     (6.1)      (16.8)     (27.8)   (39.2)
Purchase of tangible fixed assets           (9.8)     (8.0)      (22.8)     (29.6)   (35.5)
Sale of tangible fixed assets                 0.2       0.7         0.6        1.0      1.9
Purchase of own ordinary shares                 -         -           -      (0.9)    (0.9)
Purchase of business                            -     (0.6)           -     (94.2)   (94.4)
Purchase of minority interests                  -         -           -          -    (0.4)
Disposal of businesses (net of costs)           -     (0.7)         4.8       39.9     39.3
Ordinary dividends paid                    (22.6)    (15.8)      (42.4)     (35.0)   (35.0)
                                        ---------------------------------------------------
CASH (OUTFLOW)/INFLOW BEFORE
USE OF LIQUID RESOURCES AND FINANCING       (3.1)      14.6        11.0     (64.0)   (70.6)

Decrease in short term deposits
    with banks                                  -         -           -       23.3     23.3
Issue of ordinary shares                        -         -         0.8          -      0.3
Purchase of own preference shares               -         -      (12.5)          -        -
Preference share conversion costs               -         -       (1.4)          -        -
New bank loan                                 9.4         -        34.7       68.6     68.6
Repayment of bank loan                          -     (7.2)      (15.1)      (7.2)   (15.7)
                                        ---------------------------------------------------
INCREASE IN CASH                              6.3       7.4        17.5       20.7      5.9
                                        ---------------------------------------------------


The translation of sterling into
US dollars has been presented
for convenience purposes only using
the following average exchange rates:

                                             1.56      1.45        1.51       1.43     1.43


Notes

  1 SEGMENT INFORMATION

                                                 2002/3             2001/2           2002/3             2001/2              2001/2
                                                 THIRD              Third             NINE                Nine               Full
                                                QUARTER            quarter            MONTHS             months              year
                                               UNAUDITED           unaudited         UNAUDITED           unaudited          audited
                                                  LM                   Lm               LM                  Lm                Lm
                                               ------------------------------------------------------------------------------------
    TURNOVER
Marketing and Distribution Division
   Americas                                        77.9              86.7             242.7             288.3               373.7
   Europe and Asia Pacific                         88.0              85.3             262.3             227.1               314.5
                                               ------------------------------------------------------------------------------------
                                                  165.9             172.0             505.0             515.4               688.2
Industrial Products Division                       23.3              28.1              76.8              91.2               118.2
                                               ------------------------------------------------------------------------------------
                                                  189.2             200.1             581.8             606.6               806.4
                                               ------------------------------------------------------------------------------------

OPERATING PROFIT
Marketing and Distribution Division
   Americas                                         8.4               9.5              25.5              29.1                38.4
   Europe and Asia Pacific                         11.1               9.9              32.1              30.1                40.2
                                               ------------------------------------------------------------------------------------
                                                   19.5              19.4              57.6              59.2                78.6
Industrial Products                                 3.7               5.5              11.3              14.0                17.7
Division
Head Office costs
                                                   (1.9)             (1.9)             (5.7)             (5.8)               (7.9)
Amortisation of goodwill*                          (0.7)             (0.7)             (2.0)             (0.9)               (1.5)
                                               ------------------------------------------------------------------------------------
                                                   20.6              22.3              61.2              66.5                86.9
                                               ------------------------------------------------------------------------------------

                                                    $M                 $m                $M                $m                  $m
                                               ------------------------------------------------------------------------------------
TURNOVER
Marketing and Distribution Division
   Americas                                       121.5             125.7             366.5             412.3               534.4
   Europe and Asia Pacific                        137.3             123.7             396.1             324.7               449.8
                                               ------------------------------------------------------------------------------------
                                                  258.8             249.4             762.6             737.0               984.2
Industrial Products Division                       36.4              40.7             115.9             130.4               169.0
                                               ------------------------------------------------------------------------------------
                                                  295.2             290.1             878.5             867.4             1,153.2
                                               ------------------------------------------------------------------------------------


OPERATING PROFIT

Marketing and Distribution Division
  Americas                                      13.1             13.8             38.4             41.6              54.9
  Europe and Asia Pacific                       17.3             14.3             48.5             43.1              57.5
                                               --------------------------------------------------------------------------
                                                30.4             28.1             86.9             84.7             112.4
    Industrial Products                          5.8              8.0             17.1             20.0              25.3
    Division
    Head Office costs                           (3.0)            (2.8)            (8.6)            (8.3)            (11.3)
    Amortisation of goodwill*                   (1.1)            (1.0)            (3.0)            (1.3)             (2.1)
                                               --------------------------------------------------------------------------
                                                32.1             32.3             92.4             95.1             124.3
                                               --------------------------------------------------------------------------

* Amortisation of goodwill relates to the acquisition of Buck & Hickman in 2001/2 (Europe and Asia Pacific segment).

2 DISPOSAL OF BUSINESSES

                                                       2002/3       2001/2
                                                         NINE         Nine
                                                       MONTHS       months
                                                     UNAUDITED   unaudited
                                                           LM           Lm
                                                     ---------------------
    Loss/(gain) on assets sold (net of   costs)           2.3       (14.6)
    Goodwill previously eliminated against reserves       2.6         25.6
                                                     ---------------------
    Loss on disposal of businesses                        4.9         11.0
                                                     ---------------------

     On 28th June 2002, the Company sold DA Lubricants, the speciality lubricants business of the Industrial Products Division in North America, for a consideration of L4.3m.

     In the period up to disposal, this business contributed L5.4m of sales (2001/2: first nine months L11.8m and full year L15.3m) and incurred an operating loss of L0.1m (2001/2: first nine months operating profit L0.4m and full year operating profit L0.4m).

3    TAXATION

     The taxation charge includes provision at an effective rate for the first nine months, excluding goodwill amortisation and loss on disposal of businesses, of 30.0% (2001/2: 31.0%), being the estimated effective rate of taxation for the year ending 2nd February 2003. A tax credit of L0.9m is expected to arise on the business disposal referred to in note 2. No tax charge/credit arose on the business disposals in 2001/2.

4    EARNINGS PER SHARE

     Basic earnings per share are based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares in issue during the period, excluding those shares held by the Premier Farnell Executive Trust. For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume issue of all dilutive potential ordinary shares, i.e. those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the period.

     Reconciliations of earnings and the weighted average number of shares used in the calculations are set out below.

                                                       2002/3     2001/2      2001/2
                                                         NINE       Nine        Full
                                                       MONTHS     months        year
                                                     UNAUDITED unaudited     audited
                                                           LM         Lm          Lm
                                                     -------------------------------
    Profit attributable to ordinary shareholders         20.9        7.2        12.5
    Loss on disposal of businesses                        4.9       11.0        11.0
    Tax attributable to disposal of businesses           (0.9)         -           -
    Amortisation of goodwill                              2.0        0.9         1.5
                                                     -------------------------------
    Profit attributable to ordinary shareholders
      before amortisation of goodwill and disposals      26.9       19.1        25.0
                                                     -------------------------------

                                                          NUMBER               Number                  Number
                                                     -----------------------------------------------------------

Weighted average number of shares                    321,391,484            271,882,129            271,879,752
Dilutive effect of share options                         811,325                908,031              1,007,168
Diluted weighted average number of shares            322,202,809            272,790,160            272,886,920

     Earnings per share before amortisation of goodwill and loss on disposal of businesses have been disclosed in order to facilitate comparison.

5    PROVISIONS FOR LIABILITIES AND CHARGES

     Provisions for liabilities and charges comprise deferred taxation of L35.0m (28th October 2001: L27.1m, 3rd February 2002: L37.7m), provision for overseas post-retirement obligations of L5.0m (28th October 2001: L4.9m, 3rd February 2002: L5.0m) and provision for dilapidation costs on leased properties of L1.5m (28th October 2001: L1.5m, 3rd February 2002: L1.5m).



6 NET DEBT

                                                                    3RD                 28th                3rd
                                                                  NOVEMBER             October            February
                                                                     2002               2001                2002
                                                                  UNAUDITED           unaudited            audited
                                                                       LM                  Lm                 Lm
                                                                 -------------------------------------------------
Cash and short term deposits                                          38.1               35.5               28.1
Unsecured loans and overdrafts                                      (254.7)            (264.3)            (264.5)
                                                                 -------------------------------------------------
                                                                    (216.6)            (228.8)            (236.4)
                                                                 -------------------------------------------------
Unsecured loans and overdrafts comprise:

Bank overdrafts                                                        1.8               --                  3.0
Bank loans                                                            50.0               43.0               37.0
7.0% US dollar Guaranteed Senior Notes payable 2003                   99.4              108.4              109.9
7.2% US dollar Guaranteed Senior Notes payable 2006                   99.4              108.4              109.9
Industrial Development Revenue Bond payable 2015                       4.1                4.5                4.7
                                                                 -------------------------------------------------
                                                                     254.7              264.3              264.5
                                                                 -------------------------------------------------
Unsecured loans and overdrafts are repayable as follows:
Within one year                                                      101.2               43.0               23.0
Between one and two years                                             --                108.4              109.9
Between two and five years                                           149.4              108.4              126.9
After five years                                                       4.1                4.5                4.7
                                                                 -------------------------------------------------
                                                                     254.7              264.3              264.5
                                                                 -------------------------------------------------

7    CAPITAL RESTRUCTURING

     On 13th May 2002 shareholders approved a special conversion right which enabled preference shareholders, for a limited period, to convert their preference shares into ordinary shares at an enhanced rate of conversion of
     4.6 ordinary shares for each preference share. This compares to the normal conversion rate of approximately 2.1 ordinary shares for each preference share. The right to exercise this special conversion expired on 24th June 2002 for US holders and on 26th June 2002 for UK holders. Holders of preference shares were entitled to receive a one-time payment in lieu of the preference dividend in respect of those preference shares converted of
     19.8 pence for each sterling preference share converted or $0.30 for each US preference share converted. As a result of the special conversion right, approximately 19.5 million preference shares were converted into 89.8 million ordinary shares. The total number of ordinary shares in issue on 3rd November 2002 was 362.4 million (3rd February 2002: 272.2 million).

     In addition, on 3rd and 4th July 2002 the Company purchased a total of 0.6 million of its own preference shares at a cost of L8.3m. These shares were subsequently cancelled. The total number of preference shares in issue on 3rd November 2002 was 7.8 million (3rd February 2002: 27.9 million).

8    BASIS OF PREPARATION

     The unaudited consolidated financial information for the 39 weeks ended 3rd November 2002 has been prepared applying the accounting policies disclosed in the Group's 2002 Annual Report and Accounts which have been delivered to the Registrar of Companies and which contain an unqualified audit report.

     The principal average exchange rates used to translate the Group's overseas profits were as follows:

                                   2002/3    2001/2    2002/3      2001/2      2001/2
                                    THIRD     Third      NINE        Nine        Full
                                  QUARTER   quarter    MONTHS      months        year
                                  ---------------------------------------------------
    US dollar                        1.56      1.45      1.51        1.43       1.43
    Euro                             1.58      1.60      1.59        1.62       1.62
    Australian dollar                2.83      2.86      2.77        2.82       2.81

9    DIVIDEND

     The preference share dividend for the six months ending 26th January 2003 will be paid on 27th January 2003 to preference shareholders on the register at close of business on 10th January 2003.